Filed by General Motors Corporation
                          Pursuant to Rule 425 under the Securities Act of 1933

                              Subject Companies: Hughes Electronics Corporation
                                                     General Motors Corporation
                                                 Commission File No. 333-105851
                                                 Commission File No. 333-105853


                                                                         DIRECTV

N E W S   R E L E A S E

CONTACT:   Bob Marsocci
          (310) 964-4656

            DIRECTV PRESIDENT ROXANNE AUSTIN ELECTS TO LEAVE COMPANY
                UPON COMPLETION OF HUGHES/NEWS CORP. TRANSACTION

           EL SEGUNDO, CA, NOV. 21, 2003 - Roxanne Austin, president and chief operating officer of DIRECTV, Inc., and executive vice president of Hughes Electronics Corporation, today announced that she has elected to leave the Company upon completion of The News Corporation's acquisition of 34 percent of HUGHES common stock. DIRECTV is a unit of HUGHES.

           "I am very proud of what we have accomplished at DIRECTV in the past two years," said Austin. "Serving as DIRECTV's president and COO has been tremendously rewarding. I care deeply about DIRECTV and its future success, but with this imminent transition I am taking the opportunity to pursue my long-term career goals and move on to new endeavors."

           Austin was named DIRECTV president and COO in June 2001. Under Austin's leadership, DIRECTV has made material financial and operational improvements.

          o DIRECTV's revenue has increased 37 percent from $5.5 billion in 2001 to a projected $7.6 billion in 2003.

          o From the third quarter of 2001 through the third quarter of 2003, DIRECTV subscriber growth has increased by 34 percent, as it has added more than 2.6 million net new customers.

          o    DIRECTV's customer churn has been reduced from a monthly rate of
               1.8 percent in 2001 to an industry-leading current level of 1.5 percent, a 17 percent improvement.

          o Operating profit before depreciation and amortization increased by approximately $780 million or over 360 percent from 2001 to 2003.

          o Net income has increased $378 million from a loss of $178 million in 2001 to a projected profit of $200 million in 2003.

          o Annual cash flow improved from a negative $403 million in 2001 to a projected positive $400 million in 2003.

          o DIRECTV ranked "#1 in Customer Satisfaction among Satellite/Cable TV Subscribers" in 2002 and 2003 by J.D. Power and Associates.



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           "I want to thank Roxanne for her effective leadership through a very challenging period and difficult circumstances at DIRECTV," said Chase Carey, CEO-designee of HUGHES. "She brought a singular focus and boundless energy to DIRECTV that has improved its performance in the last two years and positioned it for future growth. I wish her well as she goes forward to new challenges."

           Eddy W. Hartenstein, DIRECTV chairman and CEO, added, "Despite the uncertainties that existed concerning the ultimate ownership of HUGHES, quarter after quarter, Roxanne kept the entire DIRECTV organization focused on continuously improving DIRECTV's performance. She deserves much credit for turning around and strengthening DIRECTV in every way. While we respect her decision to pursue other opportunities, her passion and enthusiasm for DIRECTV will be missed."

           Jack A. Shaw, HUGHES' president and CEO, commented, "Roxanne has provided outstanding leadership for DIRECTV at a critical period in its history and we have been fortunate to have her as part of the HUGHES management team."

           The transactions by which News Corp would acquire 34 percent of HUGHES remain subject to certain regulatory clearances, including approval by the U.S. Federal Communications Commission. The parties currently expect to complete the transactions in late 2003.

           DIRECTV is the nation's leading digital multichannel television service provider with more than 12 million customers. DIRECTV and the Cyclone Design logo are registered trademarks of DIRECTV, Inc., a unit of Hughes Electronics Corp. Hughes Electronics Corporation, a unit of General Motors Corporation, is a world-leading provider of digital television entertainment, broadband satellite networks and services, and global video and data broadcasting. The earnings of HUGHES are used to calculate the earnings attributable to the General Motors Class H common stock (NYSE:GMH).

                                      # # #
In connection with the proposed transactions, on August 21, 2003, General Motors Corporation ("GM"), Hughes Electronics Corporation ("Hughes") and The News Corporation Limited ("News Corporation") filed definitive materials with the Securities and Exchange Commission ("SEC"), including a Definitive Consent Solicitation Statement of GM on Schedule 14A, a Registration Statement of Hughes on Form S-4 and a Registration Statement of News Corporation on Form F-4 that contain a consent solicitation statement of GM, a prospectus of Hughes and a prospectus of News Corporation. Investors and security holders are urged to read these materials, as well as any other relevant documents filed or that will be filed with the SEC, as they become available, because these documents contain or will contain important information. These materials and other relevant materials (when they become available) and any other documents filed by GM, Hughes or News Corporation with the SEC, may be obtained for free at the SEC's website, www.sec.gov. In addition, the definitive materials contain information about how to obtain transaction-related documents for free from GM.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM,

Hughes and/or News Corporation to differ materially, many of which are beyond the control of GM, Hughes or News Corporation include, but are not limited to, the following: (1) operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, which may be greater than expected following the transaction; (2) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (3) the effects of legislative and regulatory changes; (4) an inability to retain necessary authorizations from the FCC; (5) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (6) the introduction of new technologies and competitors into the subscription television business; (7) changes in labor, programming, equipment and capital costs; (8) future acquisitions, strategic partnerships and divestitures and the ability to access capital to maintain financial flexibility; (9) general business and economic conditions; and (10) other risks described from time to time in periodic reports filed by GM, Hughes or News Corporation with the SEC. Those other risks relating to Hughes include, but are not limited to, the uncertainties regarding the operations of DIRECTV Latin America, LLC, Hughes' 75% owned subsidiary, which is currently operating under Chapter 11 bankruptcy proceedings, and the performance of its satellites. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," "outlook," "objectives," "strategy," "target," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.